                                                              File No. 70-6458



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      ----------------------------------


                         Post-Effective Amendment No. 24

                                       to

                                   FORM U-1

                       --------------------------------


                           APPLICATION OR DECLARATION

                                      under

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      ***

                        INDIANA MICHIGAN POWER COMPANY
          One Summit Square, P.0. Box 60, Fort Wayne, Indiana  46801
          ----------------------------------------------------------
                  (Name of company filing this statement and
                    address of principal executive offices)

                                      ***

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                    (Name of top registered holding company
                     parent of each applicant or declarant)

                                      ***

                        A. A. Pena, Senior Vice President
                  American Electric Power Service Corporation
                   1 Riverside Plaza, Columbus, Ohio  43215

                         Susan Tomasky, General Counsel
                  American Electric Power Service Corporation
                   1 Riverside Plaza, Columbus, Ohio  43215
                   ----------------------------------------
                  (Names and addresses of agents for service)

      The undersigned Indiana Michigan Power Company, formerly Indiana & Michigan Electric Company ("I&M"), hereby amends its Application or Declaration on Form U-1 in File No. 70-6458, as heretofore amended to extend the period of authorization granted by Order dated February 20, 2000 (Release No. 35-27143) from June 30, 2000 to June 30, 2002.

      1.    The entire Item 1 is hereby amended and restated as follows:

            "By prior Orders dated June 11, 1980 and June 25, 1980 (HCAR Nos. 21618 and 21642, respectively), I&M was authorized to enter into an agreement of sale ("Agreement") with the City of Rockport, Indiana ("City"). By subsequent Order dated August 2, 1985 (HCAR No. 23781), I&M was authorized to enter into amendments to the Agreement providing for the issuance and sale of three additional series of pollution control bonds ("Series 1985 Bonds"), each in the principal amount of $50,000,000 with a maturity of August 1, 2014.

            The Series 1985 Bonds consisted of: (i) a series of Floating Rate Weekly Demand Bonds; (ii) the Adjustable Rate Bonds ("Adjustable Rate Bonds"); and (iii) Fixed Rate Bonds ("Fixed Rate Bonds").

            By Orders dated October 5, 1994 (HCAR No. 26136) and June 26, 1995 (HCAR No. 35-26319), the Commission authorized I&M to enter into agreements with the City whereby the City would issue and sell an additional series of Pollution Control Revenue Refunding Bonds in the aggregate principal amount of up to $50,000,000 for each series, the proceeds of which were used to provide for the early redemption of the Adjustable Rate Bonds and the Fixed Rate Bonds. By Order dated February 20, 2000, the Commission authorized the issuance and sale by the City of one or more additional series of Refunding Bonds prior to June 30, 2000.

            Pursuant to the Agreement, I&M may request the City to sell, issue and deliver refunding bonds. Therefore, it is proposed that the City issue and sell one or more additional series of Pollution Control Revenue Refunding Bonds in the aggregate principal amount of up to $50,000,000 ("Refunding Bonds" or "Bonds") in order to provide funds for the payment of up to $50,000,000 aggregate principal amount of the Floating Rate Weekly Demand Bonds, Series 1985A ("Floating Rate Weekly Bonds") prior to their stated maturity.

            The Refunding Bonds will be issued pursuant to the Indenture of Trust dated as of December 1, 1984 between the City and Lincoln National Bank & Trust Company (now Norwest Bank Fort Wayne, N.A.), as Trustee (the "Indenture"), as supplemented by a Eighth Supplemental Indenture of Trust between the City and the Trustee, the form of which is filed as Exhibit B-7-7 hereto ("Supplemental Indenture") and the Fourth Amendment to Agreement of Sale, the form of which is filed as Exhibit B-4-6 hereto. Pursuant to the Indenture and the Eighth Supplemental Indenture, the proceeds of the sale of the Refunding Bonds will be deposited with the Trustee and applied by the Trustee, together with other funds supplied by I&M, to the redemption of the Floating Rate Weekly Bonds at a price equal to the principal amount thereof.

            While I&M will not be a party to the underwriting arrangements for the Refunding Bonds, the Agreement provides that the Refunding Bonds shall have such terms as shall be specified by I&M. I&M understands that interest on the Refunding Bonds will be exempt from Federal income taxation under the provisions of Section 103 of the Internal Revenue Code of 1986, as amended (except for interest on any Refunding Bond during a period in which it is held by a person who is a substantial user of the Project or a related person).

            It is expected that the Refunding Bonds will mature at a date or dates not more than 30 years from the date of their issuance. The Refunding Bonds may be subject to mandatory or optional redemption under circumstances and terms specified at the time of pricing or change in interest rate. In addition, the Refunding Bonds may not, if it is deemed advisable, be redeemable at the option of the City in whole or in part at any time for a period to be determined at the time of pricing or change in interest rate of the Refunding Bonds. No Refunding Bond may bear interest at an initial interest rate higher than 8%.

            It is not possible to predict precisely the interest rate which may be obtained in connection with the original issuance of the Refunding Bonds. However, I&M has been advised that, depending on maturity and other factors, the annual interest rate on obligations, interest on which is so excludable from gross income, historically has been, and can be expected at the time of issuance of the Refunding Bonds to be, 1-1/2% to 2-1/2% or more lower than the rates of obligations of like terms and comparable quality, interest on which is fully subject to Federal income tax. In any event, no series of Refunding Bonds will be issued at rates in excess of those generally obtained at the time of pricing for sales of substantially similar tax-exempt bonds (having the same maturity, issued by entities of comparable credit quality and having similar terms, conditions and features).

            If it is deemed advisable, I&M may provide some form of credit enhancement for the Refunding Bonds, such as a letter of credit, surety bond or bond insurance, and I&M may pay a fee in connection therewith. The type of credit enhancement may change while the Refunding Bonds are outstanding. I&M may pay an annual or upfront fee for the credit enhancement which would not exceed 1.25% annually of the face amount.

            I&M will not agree, without further order of this Commission, to the issuance of any Refunding Bond by the City (i) if the stated maturity of any such Bond shall be more than thirty (30) years, (ii) if the fixed rate of interest to be borne by any such Refunding Bond shall exceed 8% per annum or the initial rate of interest to be borne by any fluctuating rate Refunding Bond shall exceed 8%, (iii) if the discount from the initial public offering price of any such Bond shall exceed 3% of the principal amount thereof, or (iv) if the initial public offering price shall be less than 97% of the principal amount thereof

            I&M hereby requests that an Order be issued by this Commission extending the time when the transactions will be consummated from June 30, 2000 to June 30, 2002.

                                           * * *

      Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. All applicable conditions of Rule 53(a) are currently satisfied except for clause (1). As of March 31, 2000, AEP, through its subsidiary, AEP Resources, Inc., had aggregate investment in FUCOs of $918,907,000. This investment represents approximately 53.2% of $1,727,264,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended March 31, 2000. However, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27,
1998) (the "100% Order") in File No. 70-9021. Although AEP's aggregate investment exceeds the 50% 'safe harbor' limitation contained in Rule 53, AEP's aggregate investment is below the 100% limitation authorized under the 100% Order.

      As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 100% Order, AEP's consolidated capitalization consisted of 47.4% common and preferred equity and 52.6% debt. As of March 31, 2000, AEP's consolidated capitalization consisted of 38.1% common and preferred equity and 61.9% debt. The requested authorization will have no impact on AEP's consolidated capitalization ratios on a pro forma basis. AEP believes this ratio remains within acceptable ranges and limits. Further, AEP's interests in EWGs and FUCOs have contributed positively to its consolidated earnings.

      AEP will continue to maintain in conformity with United States generally accepted accounting principles and make available the books and records required by Rule 53(a)(2). AEP does, and will continue to, comply with the requirement that no more than 2% of the employees of AEP's operating utility subsidiaries shall, at any one time, directly or indirectly, render services to an EWG or FUCO in which AEP directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, AEP will continue to submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's operating utility subsidiaries, satisfying Rule 53(a)(4). Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

      Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,727,264,000) represented an increase of approximately $33,566,000 (or 2.0%) in the average consolidated retained earnings from the previous four quarterly periods ($1,693,698,000); and (iii) for the fiscal year ended December 31, 1999, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.

      As noted, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. In connection with its consideration of AEP's application for the 100% Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP, nor would it have an adverse impact on any of the utility subsidiaries or their customers, or on the ability of state commissions to protect the utility subsidiaries or their customers."

      2.    By adding the following paragraph at the end of Item 5 of said U-1:

      It is requested, pursuant to Rule 23(c) of the Rules and Regula- tions of the Commission, that the Commission's order granting and permitting to become effective this Application or Declaration be issued on or before September 1, 2000. I&M waives any recommended decision by a hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith. I&M consents to the Division of Investment Management assisting in the preparation of the Commission's decision and/or order in this matter, unless the Division opposes the matter covered by this Application or Declaration.


                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment No. 24 to be signed on its behalf by the undersigned thereunto duly authorized.


                              INDIANA MICHIGAN POWER COMPANY



                              By      /s/ A. A. Pena
                                 -------------------
                                    Vice President

Dated:  June 27, 2000